U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2005

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ STEVE BARBER
Name: Steve Barber
Title: Chief Executive Officer

Date: March 23, 2005

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2005

Q1 Revenues $142.5 million, up 19.5% Year over Year

Havant, UK — March 23, 2005 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the first fiscal quarter, ended February 28th, 2005.  Revenues for the quarter were $142.5 million, an increase of 19.5% compared to revenues of $119.3 million for the same period last year and a 22.1% increase compared to $116.7 million in the prior quarter.

For the first fiscal quarter, GAAP net income was $9.4 million, or $0.33 per diluted share. Non-GAAP net income was $9.9 million, or a diluted earnings per share of $0.34, compared to non-GAAP net income of $12.6 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Consolidated Statements of Cash Flows”, below.

Gross profit margin in the first quarter was 20.8%, compared to 24.2% in the same period last year and 20.8% in the prior quarter.

“We are extremely pleased with the strong results we have achieved at the start of our 2005 fiscal year. We continue to see strong demand for our products and technologies within both businesses, and believe this reflects the strong trends we have seen across the whole storage industry,” said Steve Barber, CEO of Xyratex. “We are very excited by the number of market factors driving growth specifically for our enabling technology and process equipment. We remain focused on executing the delivery of current and next generation technologies, as key enablers for our customers in the markets they serve. These innovations will allow us to expand our share in current and emerging market opportunities. ”

Business Highlights

•      We shipped our millionth disk drive test slot to our hard drive customers in the quarter; further evidence of the increasing demand for hard drives to support the accelerating growth in data storage.

•      We announced the release of a new series of flexible storage platforms incorporating ATX server technology at Cebit in Europe. The platform brings together the emerging low cost technologies of high capacity disk drives and ATX servers and integrates them with high speed network connections and industry standard operating systems.

•      We showcased our latest technology at IDF demonstrating our latest 4Gb/sec Fibre channel and SAS Storage Systems products with our industry partners. We also presented technical papers on Advanced Switching Interconnect (ASI) for the PCI Express architecture, a key future interconnect technology, at the same event.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•      Revenue in the second fiscal quarter of 2005 is projected to be in the range $155 to $165 million.

•      Fully diluted earnings per share is anticipated to be between $0.32 and $0.39 on a GAAP basis in the second quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.34 and $0.41. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call Information

The Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Wednesday, March 23, 2005 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through March 30, 2005 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 76285597.

Safe Harbor Statement

The foregoing information contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations

Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations

Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	February 28,	February 29,
	2005	2004
	(US dollars in thousands, except per share amounts)

Revenues	$142,523	$119,285
Cost of revenues	112,840	90,375
Gross profit	29,683	28,910
Operating expenses:
Research and development - development arrangement	—	(6,000)
Research and development - other	10,562	7,950
Total research and development	10,562	1,950

Selling, general and administrative - non cash equity compensation	190	—
Selling, general and administrative - other	8,405	6,358
Total selling, general and administrative	8,595	6,358

Amortization of intangible assets	398	—
Other costs	—	1,424
Total operating expenses	19,555	9,732
Operating income	10,128	19,178
Interest income, net	349	848
Income before income taxes	10,477	20,026
Provision for income taxes	1,034	2,155
Net income	9,443	17,871

Net income per share:
Basic	$0.34	$1.61
Diluted	$0.33	$1.61

Weighted average common shares and class B preferred ordinary shares, respectively (in thousands), used in computing net income per share
Basic	28,121	11,099
Diluted	28,900	11,099

Pro forma net income per common share from continuing operations (a)
Basic	$0.34	$0.81
Diluted	$0.33	$0.76

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	28,121	22,185
Diluted	28,900	23,374

(a) Pro forma net income per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2005	2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$56,440	$63,495
Accounts receivable, net	79,009	49,656
Inventories	50,740	43,014
Prepaid expenses	2,567	2,594
Deferred income taxes	7,893	6,774
Other current assets	4,022	2,855
Total current assets	200,671	168,388
Property, plant and equipment, net	15,075	14,495
Intangible assets, net	8,516	7,911
Deferred income taxes	11,436	14,448
Total assets	$235,698	$205,242

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$69,189	$47,067
Acquisition note payable	—	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	8,077	10,811
Deferred revenue	4,467	1,887
Income taxes payable	295	462
Deferred income taxes	648	536
Amount payable to related party	137	—
Other accrued liabilities	10,294	10,778
Total current liabilities	97,107	77,541
Long-term debt	10,000	11,000
Total liabilities	107,107	88,541

Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,344 and 28,043 issued and outstanding	283	280
Additional paid-in capital	331,611	329,267
Accumulated other comprehensive income	855	755
Accumulated deficit	(204,158)	(213,601)
Total shareholders' equity	128,591	116,701
Total liabilities and shareholders' equity	$235,698	$205,242

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,	February 29,
	2005	2004
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$9,443	$17,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,588	1,164
Amortization of intangible assets	398	29
Non-cash equity compensation	190	—
Bonus paid by trust	144	—
Gain on sale of assets	—	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(29,353)	1,901
Inventories	(7,726)	(2,269)
Prepaid expenses and other current assets	(117)	(1,991)
Accounts payable	22,122	2,848
Customer advance	—	(460)
Employee compensation and benefits payable	(2,734)	(4,376)
Deferred revenue	2,580	(6,995)
Income taxes payable	(167)	343
Deferred income taxes	2,464	1,682
Amount payable to related party	137	161
Other accrued liabilities	(1,234)	2,390
Net cash provided by (used in) operating activities	(2,265)	6,262

Cash flows from investing activities:
Investments in property, plant and equipment	(2,168)	(1,328)
Dispositions of property, plant and equipment	—	36
Acquisition of business, net of cash received	(253)	(5,585)
Net cash used in investing activities	(2,421)	(6,877)

Cash flows from financing activities:
Net payments of short-term borrowings	—	(133)
Payment of acquisition note payable	(2,000)	—
Payments of long-term borrowings	(1,000)	(1,000)
Proceeds from issuance of shares	631	3,550
Net cash provided by (used in) financing activities	(2,369)	2,417
Change in cash and cash equivalents	(7,055)	1,802
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	$56,440	$3,810

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	February 28,	Adjustment	February 28,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)

Revenues	$142,523		$142,523
Cost of revenues	112,840		112,840
Gross profit	29,683		29,683
Operating expenses:
Research and development - other	10,562		10,562
Total research and development	10,562		10,562

Selling, general and administrative - non cash equity compensation	190	(190)	—
Selling, general and administrative - other	8,405		8,405
Total selling, general and administrative	8,595		8,405

Amortization of intangible assets	398	(398)	—
Total operating expenses	19,555		18,967
Operating income	10,128		10,716
Interest income, net	349		349
Income before income taxes	10,477		11,065
Provision for income taxes	1,034	119	1,153
Net income	$9,443		$9,912

Pro forma net income per common share
Basic	$0.34		$0.35
Diluted	$0.33		$0.34

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	28,121		28,121
Diluted	28,900		28,900

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	February 29,	Adjustment	February 29,
	2004	(a)	2004
	(US dollars in thousands, except per share amounts)

Revenues	$119,285		$119,285
Cost of revenues - other	90,375		90,375
Gross profit	28,910		28,910
Operating expenses:
Research and development - development arrangement	(6,000)	6,000	—
Research and development - other	7,950		7,950
Total research and development	1,950		7,950

Selling, general and administrative - other	6,358		6,358
Total selling, general and administrative	6,358		6,358

Other costs	1,424	(1,424)	—
Total operating expenses	9,732		14,308
Operating income	19,178		14,602
Interest income (expense), net	848	(933)	(85)
Income before income taxes	20,026		14,517
Provision for income taxes	2,155	(280)	1,875
Net income	$17,871		$12,642

Pro forma net income per common share
Basic	$0.81		$0.57
Diluted	$0.76		$0.54

Weighted-average common shares (in thousands), used in computing the pro forma net income per share:
Basic	22,185		22,185
Diluted	23,374		23,374

(a)          Non-GAAP Adjustment for the three months ended February 28, 2005 includes non-cash equity compensation expense, non-cash amortization of intangible assets and the related tax effects. Non-GAAP Adjustment for the three months ended February 29, 2004 includes the elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest and expenses recorded in connection with our preparation for our initial public offering

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

(b)         Pro forma earnings per share reflects the conversion of Xyratex Group Limited class A and class B preferred ordinary shares and class C ordinary shares to common shares of Xyratex Ltd on completion of its initial public offering, on June 29, 2004.